Edward A. Foster, CEO

Phone:

813.642.3479

Identica Holdings Corporation

Fax:

813.774.4725

3825 Henderson Blvd., Ste 605A

Mobile:

813.943.3317

Tampa, Florida 33629

efoster@identicacorp.com

www.identicacorp.com

August 4, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Mark P. Shuman, Branch Chief - Legal

Re:

Identica Holdings Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 29, 2006, as amended on July 31, 2008

File No. 333-137710_____________________________________

Dear Mr. Shuman:

Identica Holdings Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 5 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated July 29, 2008 (the "Comment Letter"), with reference to the Company's Amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") filed with the Commission on July 11, 2008.   In accordance with the Compliance Guide dated January 25, 2008, the Company hereby elects to keep the Form S-1 disclosure format in the Amended Registration Statement.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Form S-1 Comments:

General

1.

With the next amendment to your registration statement, please file a currently dated consent of your independent auditors concerning the reference to and use of the audited financial statements included in your filing.

Response:  The Company has filed a currently dated independent auditor consent letter with this amendment.

2.

As previously requested in comment 2 from our letter of June 5, 2008, please remove or revise the following statement or similar statements wherever they appear in your registration statement, as such comments do not closely conform to the staff’s prior comments:

•

[T]he staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) has advised Identica that the Staff considers the private placement we conducted of Series “A” preferred stock and warrants to be a public offering of said securities not eligible for an exemption from the registration requirements of the Securities Act,” pages 40 and F-72.

Securities and Exchange Commission

                                                                                                                   Page 2

July 31, 2008

Response:  The Company has modified the registration statement as follows:  regarding page 40, the statement has been removed in its entirety; and, regarding page F-72 footnotes to the Financial Statements for the year ended December 31, 2007, the statement has been modified to be consistent to the comparable paragraph in the footnotes to the Financial Statements for the quarter ended March 31, 2008.

3.

We are in receipt of your amended application dated March 30, 2008, for confidential treatment for certain portions of the agreements filed as Exhibits 10.3, 10.12 and 10.13 to the registration statement, as well as your application dated May 13, 2008, for confidential treatment for portions of Exhibit 10.20.  Please be advised that we expect to have comments regarding those applications, and that we will transmit our comments with respect to these applications under separate cover.

Response:  The Company has received your comments regarding its request(s) for confidential treatment for certain portions of the agreements filed as Exhibits 10.3, 10.12 and 10.13 to the registration statement, as well as its application dated May 13, 2008, for confidential treatment for portions of Exhibit 10.20, and will be responding to those comments under separate cover.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers and to David Lubin, Esq. at 516-887-8200, fax 516-887-8250.  Thank you very much.

Yours truly,

Identica Holdings Corporation

/s/ Edward A. Foster

Edward A. Foster, CEO

cc: David Lubin, Esq.